From: Clark Kinlin

Sent: Friday, April 08, 2016

Subject: Optical Communications Business Update

To all COC employees,

Corning Incorporated recently announced that it has entered into a definitive agreement with Alliance Fiber Optic Products, Inc. (AFOP) to purchase AFOP through a tender offer and back-end merger. We expect the transaction will close no later than June 3, 2016.

You can read more about the announcement here<http://www.corning.com/worldwide/en/about-us/news-events/news-releases/2016/04/corning-to-acquire-alliance-fiber-optic-products-inc.html>.

This is exciting news for Corning Optical Communications – as our two companies have a shared focus on delivering innovative optical solutions for communications networks.

AFOP designs and manufactures high-performance passive optical components used by cloud data center operators, and by leading datacom and telecom OEMs (original equipment manufacturers). The acquisition strengthens COC’s position in the fast-growing data center market, and brings additional products that we can offer our customers. This is especially important as optics move deeper “inside the box” for high-speed computing, and for next-generation routers and switches for data centers.

Until we officially close this deal, AFOP and Corning will remain separate entities. Once the acquisition is finalized, Corning will integrate AFOP into COC and a joint integration team will begin the process of welcoming our new colleagues into the Corning family.

Best,

/s/ Clark Kinlin

Executive Vice President,

Optical Communications